SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-33-S

ANNUAL REPORT CONCERNING FOREIGN
UTILITY COMPANIES

Filed Under Section 33 (e) of the
Public Utility Holding Company Act of 1935,
as amended, for the fiscal year ended
December 31, 2001

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

SEMPRA ENERGY
101 Ash Street
San Diego, California 92101

The Commission is requested to mail copies of all
communications relating to this Annual Report to:

John R. Light
Executive Vice President and General Counsel
Sempra Energy
101 Ash Street
San Diego, California 92101

Sempra Energy, a California corporation ("Sempra"), is a public utility holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), by order of the Securities and Exchange Commission, (the "Commission") pursuant to Section 3 (a) (1) thereof. Sempra is the ultimate parent company of Southern California Gas Company ("SoCalGas") and San Diego Gas & Electric Company ("SDG&E"). SoCalGas and SDG&E are the only subsidiary companies within Sempra's holding company system that are public utility companies.

On behalf of SoCalGas and SDG&E and pursuant to Section 33 (e) of the Holding Company Act, Sempra hereby files with the Commission this Annual Report concerning Foreign Utility Companies on Form U-33-S for the fiscal year ended December 31, 2001.

All terms used in this Annual Report shall have the same meanings as set forth in the Holding Company Act and the rules and regulations promulgated thereunder.

Item 1 - Identification of Foreign Utility Companies.

A. Sempra indirectly holds interests in Camuzzi Gas Pampeana S.A. ("Pampeana") and Camuzzi Gas del Sur S.A. ("Sur"), foreign utility companies having respective business addresses as follows:

Camuzzi Gas Pampeana S.A. Av. Alicia Moreau de Justo 240 (formerly Av. Davila) Dique 2 1107 Buenos Aires Argentina

Camuzzi Gas del Sur S.A. Av. Alicia Moreau de Justo 240 (formerly Av. Davila) Dique 2 1107 Buenos Aires Argentina

Sempra's interests in Pampeana and Sur are held through Sempra Energy (Denmark-1) ApS, ("Sempra Denmark") an indirect wholly-owned subsidiary of Sempra. Sempra Denmark owns approximately 43.1% of the outstanding common stock of each of Sodigas Pampeana S.A. and Sodigas Sur S.A. that, in turn, respectively own approximately 86% of the outstanding common stock of Pampeana and 90% of the outstanding common stock of Sur. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

Pampeana and Sur hold exclusive concessions from the Argentine Government to distribute natural gas in each of two contiguous regions of Argentina. Neither company derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither company nor any of its subsidiary companies is a public utility company operating in the United States of America.

Pampeana derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the provinces of La Pampa and Buenos Aires (including certain portions of the metropolitan region of the city of Buenos Aires) in the Republic of Argentina. This region includes the cities of La Plata, Mar del Plata and Bahia Blanca.

Sur derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the provinces of Neuquen, Rio Negro, Chubut, Santa Cruz and Tierra del Fuego in the Republic of Argentina.

The respective facilities used by Pampeana and Sur for the distribution at retail of natural or manufactured gas consist of transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.

B. Sempra indirectly holds a 60% interest in Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V ("DGN Mexicali"), a foreign utility company having its business address as follows:

Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. Blvd. Venustiano Carranza No. 200 Colonia Plutarco Elias Calles 21390 Mexicali, Baja California Mexico

Sempra's interest in DGN Mexicali is held through Sempra Energy Mexico, S.A. de C.V. and Pacific Enterprises International Canada Ltd., each of which is an indirect wholly-owned subsidiary of Sempra and each of which owns a 30% interest in DGN Mexicali. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

DGN Mexicali holds a permit from the Mexican government to build and operate a natural gas distribution system in Mexicali, Baja California. The system began distributing natural gas (primarily to commercial customers) in August 1997, and is being expanded to serve approximately 15,000 businesses and households by the fifth year of operation. DGN Mexicali does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN Mexicali distributes natural gas to its customers via its pipeline facilities that include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

C. Sempra indirectly holds a 95% interest in DGN de Chihuahua, S. de R.L. de C.V. ("DGN Chihuahua"), a foreign utility company having its business address as follows:

DGN de Chihuahua, S. de R.L. de C.V. Avenida Tecnológico #4505 Colonia Granjas 31160 Chihuahua, Chihuahua Mexico

Sempra's interest in DGN Chihuahua is held through Sempra Energy Mexico, S.A. de C.V. and Pacific Enterprises International Canada Ltd., each of which is an indirect wholly-owned subsidiary of Sempra and each of which owns a 47.5% interest in DGN Chihuahua. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

DGN Chihuahua holds a permit from the Mexican government to build and operate a natural gas distribution system in Chihuahua, a city of approximately 650,000 people in northern Mexico. DGN Chihuahua began construction on the distribution system in late 1997 and plans to serve approximately 50,000 customers by its fifth year of operation. DGN Chihuahua also assumed control of an existing gas pipeline serving 24 industrial customers. DGN Chihuahua does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN Chihuahua distributes natural gas to its customers via its pipeline facilities that include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

D. Sempra indirectly holds a 100% interest in DGN de La Laguna-Durango, S. de R.L. de C.V. ("DGN de La Laguna-Durango"), a foreign utility company having its business address as follows:

DGN de La Laguna-Durango, S. de R.L. de C.V. Prol. Monaco #100 Esq. Bolv. Construccion Col. El Tajito 27100 Torreon, Coahuila Mexico

Sempra's interest in DGN de La Laguna-Durango is held through Sempra Energy Mexico, S.A. de C.V. and Sempra Energy International, each of which is an indirect wholly-owned subsidiary of Sempra. Sempra Energy Mexico, S.A. de C.V. and Sempra Energy International own a 99% and 1% interest, respectively in DGN de La Laguna-Durango. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

DGN de la Laguna-Durango holds a permit from the Mexican government to build and operate a natural gas distribution system in the neighboring states of Coahuila and Durango in northern Mexico. DGN de La Laguna-Durango began construction on the distribution system in early 2000 and plans to serve approximately 50,000 customers by its fifth year of operation. DGN de la Laguna-Durango also assumed control of an existing 26 mile steel pipeline serving 22 industrial customers. DGN de La Laguna-Durango does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN distributes natural gas to its customers via its pipeline facilities that include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

E. Sempra indirectly holds a 49.99% interest in Chilquinta Energía S.A. ("Chilquinta Energía"), a foreign utility company having its business address as follows:

Chilquinta Energía S.A. General Cruz No 222 Valparaíso Chile

Sempra's interest in Chilquinta Energía is held indirectly through Inversiones Sempra-PSEG Chile S.A. ("Inversiones"), of which Sempra indirectly holds 50% of the equity; the remaining 50% interest is held by PSEG Chilean Equity Ltd., a Cayman company wholly-owned by PSEG Americas Inc. Inversiones holds 99.99% of the equity in Chilquinta Energía. Therefore, Sempra indirectly holds an approximate 49.99% interest in Chilquinta Energía. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interest is held are indicated on Exhibit A to this Annual Report.

Chilquinta Energía derives its income from the generation, transmission and distribution of electric energy for sale to industrial, commercial and residential customers, either directly or through its holdings, in Chile and Peru.

Chilquinta Energía distributes electricity to approximately 471,000 customers in central Chile, north and west of the capital, Santiago. Chilquinta Energía's distributed energy sales in Chile's Quinta Región ("Region V") totaled 1,683 hours ("GWh") in 2001. Chilquinta Energía's facilities include 468.6 kilometers of electrical transmission and distribution lines.

Chilquinta Energía indirectly owns a controlling interest, totaling approximately 37.3%, of Luz del Sur S.A.A, a Peruvian company that distributes electricity to customers in the southern zone of metropolitan Lima, Peru. Pursuant to its concession, Luz del Sur S.A.A. serves an area equivalent to 3,000 square kilometers and serves approximately 705,000 customers.

Chilquinta Energía owns 100% of Energas S.A. ("Energas"), a Chilean company. Energas derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within Region V, in central Chile. Energas began delivery to customers in central Chile in May 1998 and plans to reach more than 50,000 customers by its fifth year of operation. Energas' facilities used for the distribution at retail of natural or manufactured gas consist of transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.

Chilquinta Energía does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Chilquinta Energía nor any of its subsidiary companies is a public utility company operating in the United States of America.

F. Sempra indirectly holds approximately 43.9% of the equity in Luz del Sur S.A.A. ("Luz"), a foreign utility company having its business address as follows:

Luz del Sur S.A.A. Av. Canaval y Moreyra 380 San Isidro, Lima Peru

Sempra's primary interest in Luz is held through two distinct chains of ownership. Chilquinta Energía indirectly owns approximately 37.3% of Luz. In addition, Sempra owns 50% of Peruvian Opportunity Company, a Peruvian company, which in turn owns, directly and indirectly, approximately 50.2% of Luz. Sempra's combined ownership in Luz (through Chilquinta Energía, Peruvian Opportunity Company and the other indirect subsidiaries disclosed on Exhibit A is approximately 43.9%.

Luz derives its income from the generation, transmission and distribution of electric energy for sale to industrial, commercial and residential customers. Specifically, Luz distributes electricity to customers in the southern zone of metropolitan Lima, Peru, and the surrounding areas. Pursuant to its concession, Luz serves an area equivalent to 3,000 square kilometers and serves approximately 705,000 customers. Luz's 2001 energy sales totaled approximately 3,697 GWh.

Luz either directly or through its subsidiaries and affiliates, holds various concessions from the Peruvian government to distribute electricity in and around the city of Lima, Peru.

Neither Luz nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Luz nor any of its subsidiary companies is a public-utility company operating in the United States of America.

Item 2 - Debt and other Financial Obligations.

Neither Sempra nor any of its system companies is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of Pampeana or Sur, DGN Mexicali, DGN Chihuahua or DGN de La Laguna-Durango, other than certain performance guarantees in favor of the Mexican Commission Regulating Energy ("CRE").

In September 1999, Sempra Energy International US LLC, a subsidiary of Sempra, obtained a $160 million Senior Secured Term Loan from a syndicate of banks to refinance the then existing debt of Chilquinta Energía and to partially fund the acquisition by Sempra of its equity in Chilquinta Energía (the "Senior Secured Loan"). As part of such Senior Secured Term Loan, Sempra agreed to provide credit support to Sempra Energy International US LLC of $25 million.

In March of 2001, Sempra and PSEG Energy Holdings, a subsidiary of Public Service Enterprise Group, formed Chilquinta Energía Finance Co. LLC, a limited purpose Delaware limited liability company ("Finance Co"). Finance Co issued US$320 million worth of senior secured notes (the "Refinancing"), the proceeds of which were used to purchase the senior secured loans previously obtained in 1999 by Sempra Energy International US LLC and PSEG Global Funding II LLC. As part of the Refinancing, Sempra agreed to provide credit support to Finance Co of up to $25 million.

Item 3 - Service, Sales and Construction Contracts.

Pursuant to a management fee agreement with Pampeana and Sur, during 2001 Sempra received compensation for certain management services in the amount of $3,113,299. In addition, Pampeana and Sur have accrued but unpaid obligations to Sempra in the amount of $313,953 in respect of 2001 management services.

DGN Mexicali, DGN Chihuahua and DGN de La Laguna-Durango have each entered into contracts with subsidiaries of Sempra to provide project management, engineering supervision and contract administration of construction of their respective pipeline systems. The amount of compensation to be paid under the contracts equals the actual labor rates paid to employees of the Sempra contracting subsidiaries together with an amount to cover direct and indirect overhead costs. For 2001, the total amounts invoiced to DGN Mexicali, DGN Chihuahua and DGN de La Laguna-Durango for these services were approximately $155,000, $180,000 and $200,000 respectively.

In addition, during 2001 DGN Mexicali and DGN de La Laguna-Durango purchased materials from Sempra affiliates. The amounts charged by Sempra Affiliates, including SoCalGas, to DGN Mexicali and DGN de La Laguna-Durango were less than $2,000 in the aggregate.

Chilquinta Energía has entered into a contract with subsidiaries of Sempra to provide project management, engineering supervision and other technical services. The amount of compensation to be paid under the contract equals the actual labor rates paid to employees of the Sempra contracting subsidiaries plus a margin factor together with an amount to cover direct and indirect overhead costs. For the year ending December 31, 2001, the total amounts invoiced to Chilquinta Energía and its subsidiaries for these services totaled $845,136.

Exhibit A

Attached as Exhibit A to this Annual Report is an organizational chart showing the relationship of Pampeana, Sur, DGN Mexicali, DGN Chihuahua, DGN de La Laguna-Durango, Chilquinta Energía and Luz to Sempra and its system public utility companies.

Signature

The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

April 23, 2002

SEMPRA ENERGY

By: /S/ John R. Light -----------------------------------------------
John R. Light, Executive Vice President and General Counsel